FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 19 May 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        Preliminary Financial Results 2002-2003     19 May 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    19 May 2003
Sarah Billington Manager Shareholder Services

PRELIMINARY FINANCIAL RESULTS 2002-2003

Three months ended        Twelve months ended
    March 31        Better/     March 31         Better/
        2003    2002         (Worse)         2003    2002         (Worse)

Turnover    £m    1,675    1,953         (14.2)%         7,688    8,340         (7.8)%

Operating (loss)/profit    £m    (164)     (45)        nm         295    (110)         nm

Operating margin    %    (9.8)    (2.3)         (7.5)pts         3.8    (1.3)         5.1pts

(Loss)/profit before tax    £m    (200)     (85)        (135.3)%         135    (200)         nm

Retained (loss)/profit for the period    £m     (133)    (43)         (209.3)%         72    (142)         nm

Net assets at period end    £m    2,274     2,207        3.0%         2,274    2,207         3.0%

Earnings per share

Basic    p    (12.4)    (4.0)         nm         6.7    (13.2)         nm

Diluted    p    (12.4)    (4.0)         nm         6.7    (13.2)         nm

nm: Not meaningful

GROUP PROFIT AND LOSS ACCOUNT

    Three months ended             Twelve months ended
        March 31    Better/         March 31    Better/
    2003 £m    2002 £m     (Worse)        2003 £m     2002 £m    (Worse)
Traffic Revenue
Scheduled Passenger    1,423    1,653     (13.9)%        6,545     7,036    (7.0)%
Scheduled Cargo    111    120    (7.5)%         484    483     0.2%
Non-scheduled services    6    9    (33.3)%         45    52     (13.5)%
    1,540    1,782    (13.6)%         7,074    7,571     (6.6)%
Other revenue    135    171    (21.1)%         614    769     (20.2)%
TOTAL TURNOVER    1,675    1,953    (14.2)%         7,688    8,340     (7.8)%
Employee costs    531    548    3.1%         2,107    2,329     9.5%
Depreciation and amortisation    180    171     (5.3)%        676     770    12.2%
Aircraft operating lease costs     63    52     (21.2)%        189     199    5.0%
Fuel and oil costs    206    186    (10.8)%         842    1,028     18.1%
Engineering and other aircraft costs    148    197     24.9%        566     673    15.9%
Landing fees and en route charges    125    137     8.8%        576     615    6.3%
Handling charges, catering and other operating costs    224     265    15.5%         961    1,110     13.4%
Selling costs    127    194    34.5%         706    824     14.3%
Accommodation, ground equipment costs and currency differences    151     168    10.1%         686    822     16.5%
Exceptional operating costs*    84    80     (5.0)%        84     80    (5.0)%
TOTAL OPERATING EXPENDITURE    1,839    1,998     8.0%        7,393     8,450    12.5%

OPERATING (LOSS)/PROFIT    (164)    (45)     (264.4)%        295     (110)    368.2%
Share of operating profits in associates    33    18     83.3%        39    22     77.3%
TOTAL OPERATING (LOSS)/PROFIT INCLUDING ASSOCIATES    (131)     (27)    (385.2)%         334    (88)     479.5%

Other income and charges    (11)    20     (155.0)%        (4)     21    (119.0)%
Profit on sale of fixed assets and investments    12    10     20.0%        60     145    (58.6)%
Interest
    Net payable     (52)    (72)     27.8%        (247)     (324)    23.8%
    Retranslation (charges)/credits    on currency borrowings     (18)    (16)    (12.5)%         (8)    46     (117.4)%
(LOSS)/PROFIT BEFORE TAX    (200)    (85)     (135.3)%        135     (200)    167.5%
Tax    70    46    52.2%         (50)    71     (170.4)%
(LOSS)/PROFIT AFTER TAX    (130)    (39)     (233.3)%        85     (129)    165.9%
Equity minority interestNon equity minority interest**    (3)     (1)(3)    nm         (13)    (1)(12)     nm(8.3)%
(LOSS)/PROFIT FOR THE PERIOD    (133)    (43)     (209.3)%        72     (142)    150.7%
RETAINED(LOSS)/PROFIT FOR THE PERIOD    (133)    (43)     (209.3)%        72     (142)    150.7%

nm: Not meaningful
* Relates to the impairment of Concorde capitalised modifications and rotable inventory and the write down of Concorde expendable stock. The prior year relates to severence costs under the 'Future Size & Shape' Review.
** Cumulative Preferred Securities

OPERATING AND FINANCIAL STATISTICS

    Three months ended    Twelve months ended
    March 31    Increase/         March 31    Increase/
    2003    2002    (Decrease)         2003    2002     (Decrease)
TOTAL AIRLINE OPERATIONS (Note 1)

TRAFFIC AND CAPACITY

RPK (m)    23,439    25,221    (7.1)%         100,112    106,270     (5.8)%

ASK (m)    33,729    34,988    (3.6)%         139,172    151,046     (7.9)%

Passenger load factor(%)    69.5    72.1     (2.6)pts        71.9     70.4    1.5pts

CTK (m)    991    1,005    (1.4)%         4,210    4,033     4.4%

RTK (m)    3,338    3,508    (4.8)%         14,213    14,632     (2.9)%

ATK (m)     5,165    5,319    (2.9)%         21,328    22,848     (6.7)%

Overall load factor (%)    64.6    66.0     (1.4)pts        66.6     64.0    2.6pts

Passengers carried (000)    8,547    8,831     (3.2)%        38,019     40,004    (5.0)%

Tonnes of cargo carried (000)    182    185     (1.6)%        764     755    1.2%

FINANCIAL

Passenger revenue per RPK (p)    6.10    6.59     (7.4)%        6.58     6.67    (1.3)%
Passenger revenue per ASK (p)    4.24    4.75     (10.7)%        4.74     4.69    1.1%

Cargo revenue per CTK (p)    11.20    11.94     (6.2)%        11.50     11.98    (4.0)%

Total traffic revenue per RTK (p)    46.14    50.80     (9.2)%        49.77     51.74    (3.8)%
Total traffic revenue per ATK (p)    29.82    33.50     (11.0)%        33.17     33.14    0.1%
Average fuel price before hedging (US cents/US gallon)    100.15     66.89    49.7%         86.01    81.29     5.8%

OPERATIONS

Average Manpower Equivalent (MPE)    50,309    53,410     (5.8)%        51,630     57,227    (9.8)%

ATKs per MPE (000)    102.7    99.6    3.1%         413.1    399.3     3.5%

Aircraft in service at period end    330    360     (30)        330     360    (30)

TOTAL GROUP OPERATIONS

FINANCIAL

Net operating expenditure per RTK (p)    51.05    52.08     (2.0)%        47.70     52.49    (9.1)%

Net operating expenditure per ATK (p)    32.99    34.35     (4.0)%        31.78     33.62    (5.5)%

Note 1 Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd,
BA Travel Shops Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.

CHAIRMAN'S STATEMENT

Group performance

Group profit before tax for the year was £135 million against a £200 million loss in the previous year. No interim dividend was paid and the Board has recommended that no final dividend be paid.

The improvement in operating profit reflects substantial cost reduction initiatives, particularly the delivery of the first year of the Future Size and Shape (FSAS) programme, put in place in response to the deterioration in revenue caused by economic weakness and terrorism. Revenue has deteriorated further due to competitor actions, war and SARS.
Group unit costs (pence/ATK), excluding exceptional charges, fell by 5.6% on capacity (ATKs) 6.7% lower. Airline operations passenger yield (pence/RPK) for the full year deteriorated by 1.3% compared with last year. The operating margin was 3.8%, 5.1 points better than last year.

Cash inflow before financing was £1,231 million for the twelve months. The closing cash balance of £1,652 million was up £433 million versus last year. Net debt fell by £1,145 million from March 31 last year to £5,149 million - - its lowest level since September 30, 1998 - - and is down £1.4 billion from the December 2001 peak.

As expected, the fourth quarter results were particularly affected by the conflict in Iraq. The loss before tax for the quarter was £200 million, £115 million worse than last year. Excluding exceptional charges and restructuring costs, the operating loss for the quarter was £80 million, £115 million worse than last year. Unit costs per ATK excluding exceptional items improved by 4.5% but yield (pence/ RPK) deteriorated by 7.4% and seat factor was down 2.6 points to 69.5%.

Turnover

For the twelve months, group turnover - - at £7,688 million - - was down 7.8% on a flying programme 6.7% smaller in ATKs. Airline operations passenger yields for the year were down 1.3% per RPK; seat factor was up 1.5 points at 71.9%, on capacity 7.9% lower in ASKs.

Group turnover for the quarter was down 14.2% - - at £1,675 million - - on capacity 2.9% lower in ATKs. Passenger yields were down 7.4% per RPK with seat factor down 2.6 points at 69.5% on capacity 3.6% lower in ASKs.

Cargo volumes for the full year (CTKs) were up 4.4% compared with last year, with yields down 4.0%. For the quarter, cargo volumes (CTKs) were down 1.4% compared with last year, with yields down 6.2%.

Overall load factor for the full year was up 2.6 points at 66.6%, and for the quarter down 1.4 points at 64.6%.

Costs

For the quarter, unit costs excluding exceptional charges (pence/ATK) improved by 4.5% on the same period last year. This reflects a net cost reduction of 7.3% on capacity 2.9% lower in ATKs. Including exceptional charges, unit costs (pence/ATK) improved by 4.0%.

Significant reductions were achieved in most categories of operating cost, including engineering and other aircraft costs down 24.9%, selling and marketing costs down 34.5%, and accommodation and other costs down 10.1%. Fuel and oil costs increased by 10.8% (due to the increase in price only partially offset by hedging), depreciation costs increased by 5.3% and aircraft operating lease costs increased by 21.2% due to an onerous lease provision of £27 million for the sub-lease of the Jetstream 41 (J41) fleet from British Airways CitiExpress to Eastern Airways. The J41 sub-lease is a significant element of the ongoing drive to simplify the British Airways CitiExpress fleet and network and eliminate unprofitable routes.

The fourth quarter results include exceptional charges of £84 million relating to Concorde - - on April 10 it was announced that the Concorde fleet will be retired from service in October 2003. The exceptional charges comprise the impairment of capitalised modifications and rotable inventory, together with the write-down of Concorde expendable stock.

For the twelve months, unit costs excluding exceptional charges (pence/ATK) improved by 5.6% on the same period last year. This reflects a net cost reduction of 11.9% on capacity 6.7% lower in ATKs. In total costs for the year were £1 billion lower than last year.

Non-operating items

Net interest expense for the year was £255 million, £23 million lower than the previous year. This included a charge for the revaluation of yen debt (used to fund aircraft acquisitions) of £10 million, compared to a credit the previous year of £49 million. The revaluation -- a non cash item required by standard accounting practice -- results from the strengthening of the yen against sterling.

For the fourth quarter net interest expense was £70 million, down £18 million on last year.

Profits on disposals of fixed assets and investments for the year were £60 million, down £85 million from last year when our disposal of go in June 2001 generated £98 million. Profits on disposal for the quarter were £12 million, up £2 million on last year.

Other charges of £4 million for the year primarily relate to partial write-downs of our investments in the trade exchange Cordiem and The Airline Group (NATS) partially offset by a lease transfer fee. The £5 million write-down in the value of NATS equity to £7.3 million reflects revised estimates of the future long term returns.

Other income last year was £21 million, relating primarily to £22 million compensation received from the UK Government for the closure of US airspace immediately following September 11th.

For the quarter, other charges were £11 million, relating to the partial write-down of the investments in NATS and Cordiem.

Earnings per share

For the twelve month period, profits attributable to shareholders were £72 million, equivalent to earnings of 6.7 pence per share, compared with losses of 13.2 pence per share last year. The loss attributable to shareholders for the fourth quarter was equivalent to 12.4 pence per share, compared with last year's loss of 4.0 pence per share.

Net Debt / Total Capital ratio

Borrowings, net of cash and short-term loans and deposits, amounted to £5,149 million at the year end, a reduction of £1,145 million from last year, and £1.4 billion from the December 2001 peak.

The year-end net debt/total capital ratio was 60.7%, a 5.3 point reduction from last year. The net debt/total capital ratio including operating leases was 64.2%, a 4.9 point reduction from last year.

Cash flow

Net cash inflow from operating activities totalled £1,185 million, up £319 million from last year. The net cash flow before management of liquid resources and financing was £1,231 million, an improvement of £717 million on last year, due to a reduction in capital expenditure and an increase in the sale of fixed assets and investments as well as the improvement in operating cash flow.

Future Size and Shape

Annualised FSAS cost savings for the financial year 2002/03 totalled £570 million, £120 million better than target - - targets for all the FSAS programmes (manpower costs, distribution, procurement and information technology) were exceeded.

The group manpower reduction since August 2001 totals 11,880, including a reduction of 10,182 against the FSAS target of 10,000.

Capital spend for the year was £319 million, well within the £450 million FSAS target. Disposal proceeds were £393 million for the year, taking the cumulative FSAS total to £611 million, £111 million better than the £500 million target.

Aircraft fleet changes

The number of group aircraft in service at March 31, 2003 was 330, a reduction of 30 on the prior year. Aircraft disposals or returns to lessors comprised 9 Boeing 757-200, 2 Boeing 777, 6 Boeing 737-300, 2 Boeing 737-400, 4 de Havilland Canada DHC-8 and 2 Embraer RJ145 aircraft. Deliveries comprised 11 Airbus A320 and 1 Embraer RJ145 aircraft. Of the 12 British Airways CitiExpress Jetstream 41 aircraft, 1 had been sub-leased and 11 stood down pending sub-lease to Eastern Airways.

Other stand downs included 1 Boeing 757-200, and 2 Boeing 737-400 aircraft, together with 2 Concordes, reflecting the announcement on April 10 that the fleet will be retired from service in October 2003.

Subsidiaries and Associates

Qantas issued new shares on two occasions during the year, by way of an institutional placement and shareholder placing respectively. British Airways did not take up its allocation, which resulted in the dilution of the groups shareholding from 21.4% to 18.9%.

On March 17, it was confirmed that easyJet do not wish to take up their option to buy dba; during the period of the option British Airways received a total of £6.1 million in capital contributions and option payments from easyJet.

Alliance Development

On April 9, the US Department of Transportation tentatively approved a broad behind/beyond codesharing agreement between American Airlines and British Airways.

We continue to strengthen links with other partners and during the year code-share agreements were extended with Finnair and Iberia, as well as outside oneworld with SN Brussels.

Following LOT Polish Airlines decision to join the STAR alliance a number of bilateral arrangements between British Airways and LOT focusing on the London Heathrow - Warsaw route were terminated in March 2003.

Pensions

We continue to account for our group pension schemes under the current accounting standard SSAP 24.

However we are also required to disclose the impact of the new standard FRS 17 in the notes to the accounts. As at March 31, 2003 the accounting valuation of the Group pension schemes under FRS 17 shows a post-tax deficit of £1.2 billion.

The FRS 17 valuation reflects a snapshot of the pension scheme assets and liabilities at March 31, 2003 and does not impact employers contributions. The triennial actuarial review of the main UK pension schemes (APS and NAPS) will be completed by the end of 2003 and will determine any changes required to company contributions.

Outlook

We expect the business environment will continue to be challenging in 2003/04 ahead of an economic recovery.

Forecasting revenue against a backdrop of continuing global economic weakness, SARS and Middle East developments is very difficult, however, the outlook is that revenue in Quarter 1 will be lower than last year. Visibility beyond the first quarter is not clear.

The implementation of our Future Size and Shape Programme and other cost cutting initiatives is on track and delivering more than the expected cost savings.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20F for the year ended March 2002.

GROUP BALANCE SHEET
        March 31
            2003 £m         2002 £m
FIXED ASSETS
Intangible assets            164         140
Tangible assets            9,487         10,474
Investments            524         489

            10,175         11,103

CURRENT ASSETS
Stocks            87         109
Debtors            986         1,231
Cash, short-term loans and deposits             1,652         1,219

            2,725         2,559

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR             (2,904)         (3,201)

NET CURRENT LIABILITIES             (179)         (642)

TOTAL ASSETS LESS CURRENT LIABILITIES             9,996         10,461

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Borrowings and other creditors             (6,441)         (6,985)
Convertible Capital Bonds 2005             (112)         (112)

            (6,553)         (7,097)

PROVISION FOR DEFERRED TAX             (1,062)         (1,031)
PROVISIONS FOR LIABILITIES AND CHARGES             (107)         (126)

            2,274         2,207

CAPITAL AND RESERVES
Called up share capital             271         271
Reserves            1,787         1,745

MINORITY INTEREST            2,058         2,016
Equity minority interest             10         9
Non equity minority interest             206         182

            216         191

            2,274         2,207

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
    Twelve months ended
    March 31
    2003 £m        2002 £m
Profit/(loss) for the period    72         (142)
Other recognised gains and losses relating to the period:
Exchange and other movements    (38)         17

Total recognised gains and losses    34         (125)

These summary financial statements were approved by the Directors on May 19, 2003.

GROUP CASH FLOW STATEMENT
        Twelve months ended
        March 31
        2003 £m         2002 £m

    CASH INFLOW FROM OPERATING ACTIVITIES    1,185         866

    DIVIDENDS RECEIVED FROM ASSOCIATES    23         16

    GOVERNMENT COMPENSATION RECEIVED             22

    RETURNS ON INVESTMENTS AND SERVICING OF FINANCE    (249)         (327)

    TAX    (7)        (1)

    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT    250         94

    ACQUISITIONS AND DISPOSALS    29         (19)

    EQUITY DIVIDENDS PAID             (137)

    Cash inflow before management of liquid resources and financing     1,231        514

    MANAGEMENT OF LIQUID RESOURCES    (289)         (301)

    FINANCING    (784)         (217)

    Increase/(decrease) in cash in the period     158         (4)

NOTES TO THE ACCOUNTS
For the period ended March 31, 2003

1    ACCOUNTING CONVENTION

    The accounts have been prepared on the basis of the accounting policies set out in the Report and Accounts for the year ended March 31, 2003 in accordance with all applicable United Kingdom accounting standards and the Companies Act 1985 and are consistent with those applied in the previous year. Due to the increasing incidence of the purchase of airport landing rights, these have been reclassified from tangible fixed assets to intangible fixed assets and the comparative figures restated accordingly.

        Twelve months ended
                March 31
                            2003 £m        2002 £m

2    RECONCILIATION OF OPERATING PROFIT
    TO CASH INFLOW FROM OPERATING ACTIVITIES
    Group operating profit/(loss)                         295         (110)
    Depreciation and amortisation                         734         770
    Decrease in stocks and debtors                          238         250
    Decrease in creditors                         (62)         (89)
    (Decrease)/increase in provisions for liabilities and charges                         (20)         45

    Cash inflow from operating activities             1,185         866

3    RECONCILIATION OF NET CASH FLOW TO
    MOVEMENT IN NET DEBT

    Increase/(decrease) in cash during the period                 158         (4)
    Net cash outflow from decrease in debt and lease financing                         784         217
    Cash outflow from liquid resources                 289         301
    Change in net debt resulting from cash flows                 1,231         514
    New finance leases taken out and hire purchase arrangements made                         (221)         (512)
    Assumed from subsidiary undertakings acquired during the period                                 (117)
    Conversion of Convertible Capital Bonds                                 1
    Exchange movements                         135         43
    Movement in net debt during the period                         1,145         (71)
    Net debt at April 1                         (6,294)         (6,223)
    Net debt at period end                         (5,149)         (6,294)

    Three months ended    Twelve months ended
        March 31         March 31
        2003 £m         2002 £m         2003 £m    2002 £m
4    OTHER INCOME AND CHARGES
    Income from trade investments                             1
    Government compensation             22                 22
    Other    (11)         (2)         (4)         (2)

        (11)         20         (4)         21

    Other income and charges represented by:
    Group    (11)         20         (4)         21
        (11)         20         (4)         21

NOTES TO THE ACCOUNTS (continued)
For the period ended March 31, 2003

    Three months ended    Twelve months ended
        March 31         March 31
            2003 £m         2002 £m         2003 £m         2002 £m

5    PROFIT ON SALE OF FIXED ASSETS AND INVESTMENTS
    Net profit on disposal of go (Note 1 below)                         10         98
    Net profit on disposal of shares in France Telecom (formerly shares held in Equant)                                 23
    Net profit on disposal of other fixed assets and investments         12        10         50        24

            12         10        60         145
    Represented by:
    GroupAssociates        102         73         582         1423
            12         10        60         145

    Note 1 - The current year profit on disposal of go relates to the additional contracted proceeds resulting from the onward sale by 3i Plc to easyJet.
6    INTEREST
    Net payable:
    Interest payable less amount capitalised         69        78         310         374
    Interest receivable        (17)         (6)         (63)         (50)
            52         72         247         324
    Retranslation charges/(credits) on currency borrowings         18        16         8         (46)

            70         88         255         278

    Net interest payable represented by:
    Group        69         85         253         271
    Associates        1         3        2         7
            70         88         255         278

7    TAX

    The tax charge for the year is £50 million made up of a current tax charge of £19 million representing share of associates tax of £21 million and overseas tax of £8 million, a prior year tax credit of £10 million and £31 million by way of deferred taxes in the UK. The deferred tax provision is included on balance sheet and amounts to £1,062 million at March 31, 2003 (March 31, 2002: £1,031 million).None of the deferred tax is expected to become payable in the foreseeable future.

8    EARNINGS PER SHARE

    Basic earnings per share for the quarter ended March 31, 2003 are calculated on a weighted average of 1,069,884,000 ordinary shares (March 2002: 1,076,090,000) and for the twelve months ended March 31, 2003, on a weighted average of 1,073,054,000 ordinary shares (March 2002: 1,076,042,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended March 31, 2003 are calculated on a weighted average of 1,069,884,000 ordinary shares (March 2002: 1,076,090,000) and for the twelve months ended March 31, 2003 on a weighted average of 1,073,054,000 shares (March 2002: 1,077,966,000).The number of shares in issue at March 31, 2003 was 1,082,784,000 (March 31, 2002: 1,082,757,000) ordinary shares of 25 pence each.

NOTES TO THE ACCOUNTS (continued)
For the period ended March 31, 2003

                    March 31
                2003 £m        2002 £m

9    INTANGIBLE ASSETS
    Goodwill                 99         105
    Landing rights                 65         35

                    164         140

10    TANGIBLE ASSETS
    Fleet                 7,828         8,672
    Property                 1,219         1,300
    Equipment                 440         502

                    9,487         10,474

11    INVESTMENTS
    Associated undertakings                 461         425
    Trade investments                 32         39
    Investment in own shares                 31         25

                    524         489

12    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
    Loans                 57         62
    Finance Leases                 124         208
    Hire Purchase Arrangements                 362         409
                    543         679
    Corporate tax                 19         29
    Other creditors and accruals                 2,342         2,493
                    2,904         3,201

13    BORROWINGS AND OTHER CREDITORS FALLING DUE AFTER MORE THAN ONE YEAR
    Loans                 1,275         1,483
    Finance Leases                 2,430         2,404
    Hire Purchase Arrangements                 2,441         2,835
                    6,146         6,722

    Other creditors and accruals                 295         263
                    6,441         6,985

14    RESERVES
    Balance at April 1                  1,745         1,850
    Retained profit/(loss) for the period                 72         (142)
    Exchange and other adjustmentsGoodwill written back on disposals                 (38)8         1720
                    1,787         1,745

15    The figures for the three months ended March 31, 2003 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the twelve months ended March 31, 2003 form part of the Annual Report and Accounts and were approved by the Board of Directors today but have not been delivered to the Registrar of Companies; the report of the auditors on the accounts is unqualified.The figures for the year ended March 31, 2002 have been extracted from the full accounts with certain minor presentational changes for that year, which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

The accounts have been prepared in accordance with accounting principles accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States. The significant differences are the same as those set out in the Report and Accounts for the year ended March 31, 2003, and are consistent with those of the previous year with the exception of the implementation of SFAS 142 Goodwill and Other Intangible Assets from April 1, 2002.SFAS 142 introduces the requirements to test goodwill and intangible assets with indefinite lives for impairment rather than amortise them. Amortisation of goodwill charged under UK GAAP on goodwill and intangible assets with indefinite lives has been reversed for US GAAP. During the second quarter of 2002, the group performed an initial evaluation of its goodwill and determined that there was no impairment. As at March 31, 2003 the group completed an annual impairment test, as required by SFAS 142. Using the British Airways Group as the reporting unit, various valuation methods were evaluated before concluding that market capitalisation was the primary method of determining fair value for the purposes of SFAS 142. As a result, the groups net carrying value was in excess of the groups market capitalisation as at March 31, 2003 and a goodwill impairment charge of £399 million representing the entire balance of the groups goodwill was recognised under US GAAP.

The adjusted net income and shareholders equity applying US GAAP are set out below:

Three months ended     Twelve months ended
March 31    March 31
    2003 £m    2002 £m         2003 £m         2002 £m

(Loss)/profit for the period as reported in the group profit and loss account         (133)         (43)         72         (142)

US GAAP adjustments        (391)         (12)         (200)         23

Net income as so adjusted to accord with US GAAP         (524)         (55)         (128)         (119)

Net income per Ordinary Share as so adjusted
Basic        (49.0)p         (5.1)p         (11.9)p         (11.1)p
Diluted        (49.0)p         (5.1)p         (11.9)p         na

Net income per American Depositary Share as so adjusted
Basic        (490)p         (51)p         (119)p         (111)p
Diluted        (490)p         (51)p         (119)p         na

                    March 31
                        2003 £m        2002 £m

Shareholders equity as reported in the group balance sheet                         2,058         2,016
US GAAP adjustments                         (126)         65

Shareholders equity as so adjusted to accord with US GAAP                         1,932         2,081

AIRCRAFT FLEET
NUMBER IN SERVICE WITH GROUP COMPANIES AT MARCH 31, 2003
                Changes
    On balance    Operating    Total     since
    sheet    Leases off    March      March    Future
    Aircraft    balance sheet    2003     2002    Deliveries    Options
AIRLINE OPERATIONS (Notes 1 & 2)

Concorde (Note 3)     5        5     (2)

Boeing 747-400(Note 4)    56        56

Boeing 777    43        43     (2)

Boeing 767-300 (Note 5)    21        21

Boeing 757-200    13        13     (10)

Airbus A319 (Note 6)    21    12    33         3    99

Airbus A320    11    13    24     11    6

Airbus A321                     10

Boeing 737-300        21    21     (6)

Boeing 737-400    19    8    27     (4)

Boeing 737-500        10    10

Turbo Props (Note 7)        28    28     (16)

Embraer RJ145    16    12    28     (1)        17

Avro RJ100        16    16

British Aerospace 146    5        5

GROUP TOTAL    210    120    330     (30)    19    116

Aircraft Fleet Notes:

1    Includes those operated by British Airways Plc, CityFlyer Express, dba and British Airways CitiExpress.

2    Excludes 2 Boeing 737-400s, 1 Boeing 757-200 stood down pending disposal or return to lessor and 11 Jetstream 41s stood down pending sub-lease to Eastern Airways and 1 Jetstream 41 sub-leased to Eastern Airways.

3    Excludes 2 Concordes stood down pending retirement of the fleet.

4    Excludes 1 previously sub-leased Boeing 747-400 temporarily stood down following return from Qantas.

5    Includes 2 Boeing 767-300s temporarily out of service.

6    Certain future deliveries and options include reserved delivery positions and may be taken as any A320 family aircraft.

7    Includes 13 British Aerospace ATPs, 5 ATR72s and 10 de Havilland Canada DHC-8s.